METALLICA RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Metallica Resources Inc. (the "Corporation") will be held at The Ontario Club, 5th Floor, Commerce Court South, Toronto, Ontario, on Tuesday, the 23rd day of May, 2006, at the hour of 4:00 o'clock in the afternoon (Toronto time) for the following purposes:

1.  To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2.  To elect directors;

3.  To appoint auditors and to authorize the directors to fix their remuneration;

4.  To consider and, if thought fit, ratify and adopt the Corporation’s Shareholder Rights Plan, as described in the management information circular accompanying this notice (the "Circular");

5.  To consider and, if thought fit, ratify and approve an increase in the maximum number of common shares issuable pursuant to the Corporation’s Existing Option Plan, as described in the Circular; and

6.  To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, the Circular, the annual report of the Corporation containing the audited financial statements and Management’s Discussion and Analysis of the Corporation for the year ended December 31, 2005 and a supplemental mailing list form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy to Equity Transfer Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of the 20th day of April, 2006.

BY ORDER OF THE BOARD

(Signed) "Richard J. Hall"
Richard J. Hall
President and Chief Executive Officer